Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Blowout Quarter & Best-Ever Year Take Silicom To
Whole New Level: $25M Sales & $0.94 EPS for q4,
$73M Sales & $2.45 EPS for 2013

KFAR SAVA, Israel, January 23, 2014 --Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance networking and data infrastructure solutions, today reported all-time-record financial results for the fourth quarter and full year ended December 31, 2013.

Financial Results

Q4 2013:
Revenues for the fourth quarter increased by 52% to a record $25.4 million from $16.7 million in the fourth quarter of 2012.

On a GAAP basis, net income for the period totalled a record $6.7 million, or $0.91 per diluted share ($0.94 per basic share), a 120% increase compared with $3.0 million, or $0.43 per diluted share ($0.44 per basic share), for the fourth quarter of 2012.

On a non-GAAP basis (as described and reconciled below), net income totalled a record $6.8 million, or $0.94 per diluted share ($0.96 per basic share), a 100% increase compared with $3.4 million, or $0.49 per diluted and basic share, for the fourth quarter of 2012. This represents a record net margin of 27%.

Full Year 2013:
Revenues for 2013 increased by 50% to a record $73.3 million from $48.7 million in 2012.

On a GAAP basis, net income for the year totalled a record $17.1 million, or $2.36 per diluted share ($2.40 per basic share), up 73% compared with $9.9 million, or $1.42 per diluted and basic share, for 2012.

On a non-GAAP basis (as described and reconciled below), net income for the year totalled a record $17.8 million, or $2.45 per diluted share ($2.50 per basic share), a 68% increase compared with $10.6 million, or $1.52 per diluted share ($1.53 per basic share), for 2012. This represents a record net margin of 24.2%.

Comments of Management

Commenting on the results, Shaike Orbach, Silicom’s President and CEO, said, “Q4 was a breakthrough quarter that capped off our best year on record, demonstrating the power of the ‘Silicom Formula for Growth’ to drive our sales, profits and margins to ever higher levels.”

Mr. Orbach continued, “Our record of growing the Company by 50% quarter after quarter confirms our ability to create essential products for some of IT’s hottest Big-Data-driven markets, including SDN, virtualization and cloud computing. With over 90 OEM customers, including most of the market leaders, we have become the ‘de facto’ standard for OEMs in these sectors, all of whom are looking for a performance boost and an ‘edge’ for their server-based offerings.

“For example, during the quarter we launched an innovative offload product line based on the Intel® Communications Chipset, a solution that addresses one of the virtualized data center’s major pain points and that is already under evaluation by several key virtualized cloud market players. In addition, we achieved our first major Design Win with a leading storage virtualization player, positioning Silicom as a one-stop-shop provider for virtualized data centers with a comprehensive offering for this exploding market. We believe these developments indicate the potential scale of our Cloud business model and its power to become one of Silicom’s major new growth drivers.”

Mr. Orbach concluded, “With continued success in the markets that have driven us to this point and exciting new markets ahead, we believe Silicom is positioned for continued faster-than-market growth. We consider our Q4 and 2013 results a validation of our strong positive momentum and the growth opportunities before us. With a firm base, significant growth engines, a healthy pipeline of opportunities and new market trends working in our favor, we are on track with our plans to continue scaling the business.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, January 23rd, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 6689141
UK: 0 800-917-5108
ISRAEL: 03-918-0609
INTERNATIONAL:  +972 3-918-0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery,

WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees, one-time costs related to an aborted acquisition, as well as amortization of intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	December 31, 2013	December 31, 2012
Assets

Current assets
Cash and cash equivalents	$12,997	$13,306
Short-term bank deposits	3,000	2,527
Marketable securities	14,871	12,583
Accounts receivables: Trade, net	14,866	12,391
Accounts receivables: Other	2,460	2,234
Inventories	28,778	14,795
Deferred tax assets	274	47
Total current assets	77,246	57,883

Marketable securities	24,370	28,469
Assets held for employees’ severance benefits	1,543	1,377
Deferred tax assets	439	114
Property, plant and equipment, net	1,479	1,190
Intangible assets, net	180	-

Total assets	$105,257	$89,033

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$6,814	$7,875
Other accounts payable and accrued expenses	5,134	3,914
Total current liabilities	11,948	11,789

Liability for employees’ severance benefits	2,618	2,278

Total liabilities	14,566	14,067

Shareholders' equity
Ordinary shares and additional paid-in capital	38,647	36,086
Treasury shares	(38)	(38)
Retained earnings	52,082	38,918
Total Shareholders' equity	90,691	74,966

Total liabilities and shareholders' equity	$105,257	$89,033

Silicom Ltd. Consolidated
Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2013	2012	2013	2012
Sales	$25,353	$16,693	$73,298	$48,729
Cost of sales	15,267	10,407	43,865	28,849
Gross profit	10,086	6,286	29,433	19,880

Research and development expenses	1,571	1,290	5,465	4,401
Selling and marketing expenses	1,101	1,002	3,818	3,081
General and administrative expenses	709	805	2,572	2,369
Total operating expenses	3,381	3,097	11,855	9,851

Operating income	6,705	3,189	17,578	10,029

Financial income, net	124	128	404	752
Income before income taxes	6,829	3,317	17,982	10,781
Income taxes	164	286	905	910
Net income	$6,665	$3,031	$17,077	$9,871

Basic income per ordinary share (US$)	$0.94	$0.44	$2.40	$1.42

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,119	6,947	7,103	6,934

Diluted income per ordinary share (US$)	$0.91	$0.43	$2.36	$1.42

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,289	7,006	7,246	6,968

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2013	2012	2013	2012

GAAP gross profit	$10,086	$6,286	$29,433	$19,880
(1) Share-based compensation (*)	26	28	103	45
Non-GAAP gross profit	$10,112	$6,314	$29,536	$19,925

GAAP operating income	$6,705	$3,189	$17,578	$10,029
(1) Share-based compensation (*)	166	224	668	544
(2) Aborted acquisition related expenses	-	165	-	165
(3) Amortization of intangible assets	17	-	20	-
Non-GAAP operating income	$6,888	$3,578	$18,266	$10,738

GAAP net income	$6,665	$3,031	$17,077	$9,871
(1) Share-based compensation (*)	166	224	668	544
(2) Aborted acquisition related expenses	-	165	-	165
(3) Amortization of intangible assets	17	-	20	-
Non-GAAP net income	$6,848	$3,420	$17,765	$10,580

GAAP basic income per ordinary share (US$)	$0.94	$0.44	$2.40	$1.42
(1) Share-based compensation (*)	0.02	0.03	0.1	0.08
(2) Aborted acquisition related expenses	-	0.02	-	0.03
(3) Amortization of intangible assets	-	-	-	-

Non-GAAP basic income per ordinary share (US$)	$0.96	$0.49	$2.50	$1.53

GAAP diluted income per ordinary share (US$)	$0.91	$0.43	$2.36	$1.42
(1) Share-based compensation (*)	0.03	0.03	0.09	0.08
(2) Aborted acquisition related expenses	-	0.03	-	0.02
(3) Amortization of intangible assets	-	-	-	-

Non-GAAP diluted income per ordinary share (US$)	$0.94	$0.49	$2.45	$1.52

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))